News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Responds to Copper Canyon Press Release

February 25, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) is issuing this press release in response to the press release of Copper Canyon Resources Ltd. (“Copper Canyon”) issued on February 24, 2011. As previously announced, NovaGold has extended to March 8, 2011 its offer for all of the outstanding shares of Copper Canyon. NovaGold’s offer, which is on the basis of 0.0425 of a NovaGold common share for each Copper Canyon common share, represents a premium of approximately 41.8%, based on the closing prices of NovaGold’s and Copper Canyon’s shares on the TSX and TSX-V on December 17, 2010, the last trading day prior to NovaGold’s announcement of its intention to make an offer for Copper Canyon, and a premium of approximately 33.4% based on the 20-day volume-weighted average prices of both companies on the TSX and TSX-V ending December 17, 2010. In addition to this premium, the offer provides certain other benefits to Copper Canyon shareholders as outlined in NovaGold’s offer and take-over bid circular dated January 18, 2011.

Right of First Refusal

In its press release, Copper Canyon suggests that its right of first refusal with respect to the Copper Canyon property may have been triggered as a result of arrangements between NovaGold and the Galore Creek Partnership. NovaGold denies that this right has been triggered or that it is in breach of any obligations to Copper Canyon with respect to the Copper Canyon property. NovaGold will vigorously defend any action commenced by Copper Canyon with respect to this matter. NovaGold notes that, although not legally required to do so, it has now provided to Copper Canyon’s solicitors the Galore Creek Partnership document requested by them.

Shareholder Rights Plan

NovaGold intends to pursue its application to cease trade Copper Canyon’s shareholder rights plan (the “Plan”). The British Columbia Securities Commission is scheduled to hear this application on March 4, 2011. It is a condition of the offer that the Plan be waived, invalidated or cease traded prior to the expiry of the offer. NovaGold believes that Copper Canyon shareholders should be given the opportunity to decide for themselves whether they wish to accept NovaGold’s offer.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of NovaGold or Copper Canyon. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

NovaGold has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Copper Canyon shareholders. NOVAGOLD URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by NovaGold with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from NovaGold’s website at www.novagold.net or by directing a request to NovaGold’s Director, Communications and Investor Relations, Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone 604-669-6227, or by contacting the Information Agent, Laurel Hill Advisory Group, toll free at 1-877-304-0211.

NovaGold’s financial advisor is TD Securities Inc. Its legal advisors are Blake, Cassels & Graydon LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Copper Canyon shareholders wishing to accept the NovaGold offer are encouraged to act as soon as possible and tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it, together with certificates representing their Copper Canyon shares and all other documents, to the offices of Computershare Investor Services Inc., the depositary for the offer, in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Copper Canyon shares are held by a broker or other financial intermediary, Copper Canyon shareholders should contact such intermediary and instruct it to tender their Copper Canyon shares. If you require assistance tendering your shares, please contact NovaGold’s Information Agent, Laurel Hill Advisory Group toll free at 1-877-304-0211 (416-304-0211 collect) or by email at assistance@laurelhill.com.

The offer is open for acceptance until 5:00 pm (Eastern time) on March 8, 2011.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contacts

Rhylin Bailie	Elaine Sanders
Director, Communications & Investor Relations	Chief Financial Officer

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the acquisition of Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the purchase of Copper Canyon in accordance with the terms and conditions of the proposed offer; the accuracy of management’s assessment of the effects of the successful completion of the offer; the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.